Operational Update: Aurora Cannabis Receives Sales License for Vie Facility in Quebec; First Harvest at Aurora Sky

Rapid New Product Development Pays Off, with Health Canada Approval for Capsule Sales at CanniMed, Capsule Production at Aurora Mountain

TSX: ACB

EDMONTON, July 3, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to provide the following operational update.

Aurora Vie Sales License

On June 29, 2018, eight months after receiving its cultivation license, the Aurora Vie production facility in Pointe-Claire, Quebec, has been granted its Health Canada sales license. The facility, now in full commercial operation, is on target to produce at a rate of 4,000 kg per year of high-quality cannabis by October 2018. Multiple harvests have been completed to date.

Modifications of the facility required for softgel manufacturing are materially complete. The Company's strategic partner, Capcium, is now installing equipment to commence high-volume production of cannabis softgels, a premium market segment.

Aurora Sky Completes First Harvest

Located at Edmonton International Airport, Aurora Sky, the world's most technologically advanced cannabis production facility, continues to progress on track towards full operation in late summer. The first harvest was completed on June 28, 2018, with a second harvest planned within the next two weeks.

Upon completion of the second harvest, the Company will request a Health Canada inspection towards receiving a sales license for the facility.

Installation of most automation systems, as well as irrigation and climate control is complete, and the facility's critical systems are being commissioned. The Company anticipates planting of all bays in the coming months, ensuring ample dried flower and extracted product supply in advance of consumer legalization in October, 2018, with the facility ramping up to full capacity of more than 8,000 kg each month by the beginning of 2019. Consequently, the Company expects a dramatic increase in product availability across all three market segments: Canadian medical; Canadian adult consumer use; and international medical.

With a total footprint exceeding 800,000 sq. ft., Aurora Sky is expected to produce more than 100,000 kg per year of high-quality cannabis.

Capsules Licenses Granted

Aurora is poised to enter new high value-added, high margin segments of the medical and consumer markets. CanniMed has received Health Canada approval to commence sales of CanniMed Capsules, a line of vegan capsules, the first of which - CanniMed Capsules 3:3 – will be available in August, 2018. Each capsule contains a balanced dose of THC and CBD. A high CBD capsule is also under development. Capsules as a delivery mechanism are highly valued for their precision dosing.

In addition, Aurora has received its Health Canada license for the production of encapsulated oil for its Mountain facility. The Company will be producing unique, integral hard shells for the medical markets, as well as for the adult consumer use market, once legalized.

Construction Well Underway at Aurora Sun

Ground has been broken for construction of the Aurora Sun production facility in Medicine Hat, Alberta, known as the "Sunniest City in Canada". Excavation is 75% complete. The considerable experience gained through the construction of Aurora Sky, the acquisition of Larssen Ltd. and the establishment of facility design and engineering division Aurora Larssen Projects Inc. ("ALPS"), as well as the business-friendly climate in Medicine Hat are anticipated to expedite completion of the Aurora Sun project.

Aurora Sun, the second of the Company's EU GMP compliant high technology "Sky Class" facilities with precision environmental controls and a high degree of automation, is currently slated to be 50% larger than Aurora Sky, at 1.2 million sq. ft., and to produce more than 150,000 kg of high-quality cannabis per year.

CanniMed Integration Complete

The integration of CanniMed Therapeutics into Aurora has now been successfully completed, within the targeted 90 day period, combining Aurora's execution and agility with CanniMed's strong medical brand, assets and exceptionally experienced team of scientists and operational cannabis professionals. The implementation program developed for CanniMed will support the integration of future acquisitions. Financial and fiscal synergies, predominantly in supply chain management, HR and IT, have also been realized.

The operational teams have fully completed their technical and process review, and production synergies are being realized. The Company anticipates that by bringing CanniMed's cultivation processes in line with the Aurora Standard, the production capacity within the current footprint will increase significantly over the coming quarters. Similarly, the integration team is implementing enhancements to the extraction operations at CanniMed, which, management expects will increase oil production substantially.

The integration process has also enabled the Company to leverage CanniMed's currently unused licensed space to support the development and delivery of new product forms in addition to the recently announced launch of a Topical cream and the CanniMed Capsules. The integrated science team is continuing to progress on existing CanniMed initiatives, as well is establishing new projects, leveraging CanniMed's considerable research and science capabilities.

CanniMed is now integrated into Aurora's international sales and distribution channels. Additional opportunities to increase Aurora's and CanniMed's international reach are being pursued, such as through CanniMed's relationships in South Africa, the Cayman Islands, and Australia. CanniMed continues to ship oils to both of the latter jurisdictions. These shipments are expected to show continued growth in line with demand in these markets and as additional oil production capacity comes online.

Strengthening the Company's medical brand recognition to support further growth in the international medical cannabis markets is being pursued through the continuation of various clinical trials. This program is also anticipated to yield marketable IP.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. The Company is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of the Company's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website https://investor.auroramj.com.

Aurora Cannabis Inc.
Terry Booth
CEO

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; For U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 03-JUL-18